This Free Writing Prospectus Is Subject to Completion

The information in this free writing prospectus is not complete and may be changed

Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 March 28, 2011

US$[           ]

LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE [           ]

Aggregate Initial Principal Amount:	US$[ ]	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Original Trade Date:	[ ]	Original Issue Date:	[ ]
Maturity Date:	[ ]*, [subject to Redemption at the Option of the Company (as set forth below)].	Denomination:	Each Note will have a minimum denomination of US$[ ] and integral multiples thereof.
CUSIP:		Settlement:	DTC; Book-entry; Transferable.
ISIN:
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type:		Day Count Convention (or Fraction):

☒           Fixed Rate

☐           Regular Floating Rate

☐           Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐           Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Initial Principal Amount:	US$[ ] per Note.
Total Payment Amount:

An amount per Note of US$[     ] payable on each Payment Date, which for each Payment Date constitutes: (a) the applicable Interest Component Amount plus (b) the applicable Principal Component Amount. For further information regarding the Total Payment Amount payable on each Payment Date, see “Amortization Schedule” below.

The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Component Amount:

For each Calculation Period, an amount per Note equal to the Effective Interest Rate times the Outstanding Principal Amount times the applicable Day Count Fraction. For further information regarding the Interest Component Amount payable on each Payment Date, see “Amortization Schedule” below.

Effective Interest Rate:	[ ]% per annum
Outstanding Principal Amount:

For each Note, an amount equal to (a) for the first Calculation Period, the Initial Principal Amount, and (b) for each succeeding Calculation Period, to the difference of (i) the Initial Principal Amount minus (ii) the sum of the Principal Component Amounts paid on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period. For further information regarding the Outstanding Principal Amount with respect to each Payment Date, see “Amortization Schedule” below.

Principal Component Amount:

For each Payment Date to and including the Maturity Date, an amount per Note equal to $[        ] minus the Interest Component Amount payable on such Payment Date. For further information regarding the Principal Component Amount to be made on each Payment Date, see “Amortization Schedule” below.

Payment Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Calculation Period:	The period from and including one Payment Date (or in the case of the first Calculation Period, the Original Issue Date) up to but excluding the next Payment Date.
Amortization Schedule:	See the full Amortization Schedule set forth on the following page of this free writing prospectus.
Survivor’s Option:

☐ Applicable                                 ☐ Not Applicable

If the Survivor’s Option is applicable, upon request by the authorized representative of the beneficial owner of the Notes, we will repay the unpaid principal amount of those Notes (plus accrued and unpaid interest to the date of repayment) prior to the Maturity Date following the death of the beneficial owner of the Notes, provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to:

•                                            a permitted dollar amount of total exercises by all holders of these Notes in any calendar year; and

•                                            the permitted dollar amount of an individual exercise by a holder of these Notes in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Payment Date [commencing] on [                 ], provided we give at least [                 ] business days’ prior written notice to the trustee.  If we exercise our redemption option, the Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive per Note on the Early Redemption Date 100% of the Outstanding Principal Amount of such Note, together with any accrued and unpaid interest to but excluding the Early Redemption Date.]

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $1,000 principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

*                   At least 366 calendar days after the Original Issue Date.

(1)            Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

AMORTIZATION SCHEDULE (PER NOTE)

Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk—You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes (paid in Principal Component Amounts) if you hold your Notes on each Payment Date to and including the Maturity Date.  Because the Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party, any payment to be made on the Notes depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date or less than 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price (expressed as a percentage of the Original Principal Amount per Note or any subsequent Outstanding Principal Amount), and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    our option to redeem the Notes;

o    the time to maturity of the Notes;

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o    interest and yield rates in the market generally;

o    a variety of economic, financial, political, regulatory or judicial events; and

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL TOTAL PAYMENT CALCULATIONS

On each Payment Date, you will receive a fixed Total Payment Amount specified on the cover of this free writing prospectus, which will be equal to the sum of the applicable Interest Component Amount and the applicable Principal Component Payment for that Payment Date.  The Outstanding Principal Amount of the Notes following each Payment Date will decrease as principal is returned in the manner described above and, as the Interest Component Amount is calculated by reference to the Outstanding Principal Amount, the Interest Component Amount will likewise decrease for each successive Payment Date.  Consequently, the Principal Component Amount will increase, and the Interest Component will decrease, as a proportion of the fixed Total Payment Amount on each successive Payment Date during the term of the Notes  For further illustration of the changing relationship between the Principal Component Amount and Interest Component Amount as a proportion of the Total Payment over time, see the Amortization Schedule above.

You will receive 100% of the Principal Component Amount payable on each Payment Date if you hold the Notes on that Payment Date, and you will receive 100% of the principal amount of your Notes if you hold your Notes on each Payment Date to and including the Maturity Date.  The following illustrates the process by which the Interest Component Amount and Principal Component Amount of the Total Payment Amount is determined per Note for each Calculation Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Total Payment Amount Calculation

Step 1: Calculate the Outstanding Principal Amount.

For the first Calculation Period, the Outstanding Principal Amount for any Note will be equal to the Initial Principal Amount.  For each Calculation Period thereafter, the Outstanding Principal Amount for any Note will equal the Initial Principal Amount minus the sum of the Principal Component Payments made on all Payment Dates to and including the Payment Date that is the first day of that Calculation Period.

Step 2: Calculate the Interest Component Amount.

For each Calculation Period, the Interest Component Amount will be equal to the Effective Interest Rate specified on the cover of this free writing prospectus times the Outstanding Principal Amount times the applicable Day Count Fraction.

Step 3: Calculate the Principal Component Payment.

For each Payment Date, the Principal Component Payment will be equal to the fixed dollar amount specified on the cover of this free writing prospectus minus the Interest Component Amount payable on such Payment Date.

Step 4: Calculate the Total Payment Amount.

On each Payment Date, the Total Payment Amount will be the fixed dollar amount specified on the cover of this free writing prospectus, which constitutes the applicable Interest Component Amount plus the applicable Principal Component Payment.

Example Total Payment Amount Calculations

The following examples illustrate how the Total Payment Amounts would be calculated for the first ten Payment Dates of a hypothetical Note.  For purposes of these examples, we have assumed that the Initial Principal Amount of each Note is $[18,000], the Effective Interest Rate for the Notes is [4.50]%, that the Notes have monthly Payment Dates, and that the Interest Component Amount per Calculation Period will be calculated using a 30/360 day count basis (such that the applicable Day Count Fraction per Calculation Period will be 30/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future Effective Interest Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

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Payment Date	Outstanding Principal Amount	Interest Component Amount	Principal Component Amount	Total Payment Amount	Principal amount remaining after payment of Principal Component Amount

6/1/2010	$18,000.00	$67.43	$32.57	$100.00	$17,967.43
7/1/2010	$17,967.43	$67.30	$32.70	$100.00	$17,934.73
8/1/2010	$17,934.73	$67.18	$32.82	$100.00	$17,901.91
9/1/2010	$17,901.91	$67.06	$32.94	$100.00	$17,868.97
10/1/2010	$17,868.97	$66.94	$33.06	$100.00	$17,835.91
11/1/2010	$17,835.91	$66.81	$33.19	$100.00	$17,802.72
12/1/2010	$17,802.72	$66.69	$33.31	$100.00	$17,769.41
1/1/2011	$17,769.41	$66.56	$33.44	$100.00	$17,735.97
2/1/2011	$17,735.97	$66.44	$33.56	$100.00	$17,702.41
3/1/2011	$17,702.41	$66.31	$33.69	$100.00	$17,668.72

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DESCRIPTION OF SURVIVOR’S OPTION

Upon request by the authorized representative of the beneficial owner of the Notes, Barclays Bank PLC will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes (the ‘‘Survivor’s Option’’), provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.  Upon the valid exercise of the Survivor’s Option and the proper tender of the Notes for repayment, Barclays Bank PLC will repay such Notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the Notes plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of Notes is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of such Notes, as well as the right to receive payment of the principal of the Notes.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of those Notes, and the entire principal amount of the Notes (subject to the limitations described below) held in this manner will be subject to repayment by Barclays Bank PLC upon request.  However, the death of a person holding a beneficial ownership interest in Notes as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the Notes, and only the deceased beneficial owner’s percentage interest in the principal amount of the Notes will be subject to repayment.

If the ownership interest in the Notes is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of the Notes will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of Barclays Bank PLC. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Notes for purposes of the Survivor’s Option.

Barclays Bank PLC has the discretionary right to limit the aggregate principal amount of the Notes as to which exercises of the Survivor’s Option will be accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate amount of the Notes, outstanding as of the end of the most recent calendar year.

Barclays Bank PLC also has the discretionary right to limit to $250,000 the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted by Barclays Bank PLC from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Barclays Bank PLC will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received and approved by Barclays Bank PLC, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 60 or more calendar days after the date of the acceptance and approval by Barclays Bank PLC. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered through a valid exercise of the Survivor’s Option is not accepted by Barclays Bank PLC, the trustee, upon receipt of a valid written instruction from Barclays Bank PLC or its agent, will deliver a notice to the registered holder that states the reason that Note has not been accepted for repayment.

To obtain repayment of the Notes pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must complete the Survivor’s Option form of notice (“Form of Notice”) and provide the following items to the broker or other entity through which the beneficial interest in the Notes is held by the deceased beneficial owner:

•                  appropriate evidence satisfactory to Barclays Bank PLC that:

(1)                     the deceased was the beneficial owner of the Notes at the time of death and his or her interest in the Notes was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)                     the death of the beneficial owner has occurred and the date of death, and

(3)                     the representative has authority to act on behalf of the deceased beneficial owner;

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•                  if the beneficial interest in the Notes is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to Barclays Bank PLC from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that Notes;

•                  a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office in the United States);

•                  tax waivers and any other instruments or documents that Barclays Bank PLC reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant’s entitlement to payment; and

•                  any additional information Barclays Bank PLC requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Notes.

In turn, the broker or other entity will deliver the completed Form of Notice and each of the above items to the trustee, and the trustee will forward the Survivor’s Option request to Barclays Bank PLC.  The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative of the deceased beneficial owner.  The Form of Notice may be obtained from Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, Attention: US-Syndicate, MTN Desk US, telephone: 212-412-1535.

During any time in which the Notes are not represented by a global note and are issued in definitive form:

•                  all references in this section to participants and DTC, including the DTC’s governing rules, regulations and procedures, will be deemed inapplicable;

•                  all determinations that the DTC participants are required to make as described in this section will be made by Barclays Bank PLC, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

•                  all redemption requests, to be effective, must:

•                  be delivered by the representative to Barclays Bank PLC and to the trustee;

•                  be made by completing the Form of Notice in accordance with the related instructions; and

•                  be accompanied by, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record holder of the Note is a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Barclays Bank PLC retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by Barclays Bank PLC, which determination will be final and binding on all parties.

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Payments received with respect to the Notes consist of a principal component and an interest component, as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Amortizing Notes” in the prospectus supplement.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]2

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

2  To be included if the Notes may still be outstanding on January 1, 2013.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

LEVEL-PAY [CALLABLE] AMORTIZING NOTES DUE [           ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)